

May 20, 2011

Via E-mail
Mr. Anthony Rotondo, President, Chief Executive Officer and Director
First Surgical Partners, Inc.
411 First Street
Bellaire, Texas 77401

> **Re:** **First Surgical Partners, Inc.**
> **Form 8-K**
> **Filed January 6, 2011, as amended on April 27, 2011**
> **Form 10-K for Fiscal Year End December 31, 2010**
> **File No. 000-52458**

Dear Mr. Rotondo:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A, filed April 27, 2011

Overview, page 1

1. Please disclose on pages one and three the portion of surgeons that use your facilities that also own securities in your company. Also, revise similar disclosure in the MD&A and in the MD&A disclose the percent of revenues that come from these affiliate surgeons. Based upon the prior disclosure, which has been removed, it appears that all or almost all of your revenues were derived from these surgeons. Please discuss in greater detail how you plan to expand your business. Also, clarify whether you expect your revenues to continue to be derived from these affiliate surgeons. If not, please explain how you plan to expand your business to non-affiliate surgeons. Lastly, discuss the risks associated with this aspect of your business.

2. We note your revised disclosure in response to comment four of our letter dated March 30, 2011. Please clarify whether the company's removal of the surgeon purchase plan means the plan is no longer in place and explain how the removal of that disclosure relates to the "certain conditions" as mentioned in our prior comment. As previously requested, please discuss the "certain conditions" you reference in your safe harbors discussion relating to the anti-kickback statute as it applies to surgery centers.

3. We partially reissue comment five of our letter dated March 30, 2011. Please file the grant of exclusivity letter either with Exhibit 10.15 or as a separate exhibit. Also, revise the disclosure to discuss the reason for the breach in the agreement.

4. We note the disclosure added to the first risk factor on page 15 regarding the increased federal regulations relating to physician owned hospitals. Please revise the disclosure regarding government regulations to discuss in greater detail these changes in federal regulations.

5. We reissue comment 10 of our letter dated March 30, 2011. Please disclose the material terms of the management agreements.

Executive Compensation, page 29

6. We note your revised disclosure in response to comment 12 of our letter dated March 30, 2011. Item 402(n) of Regulation S-K requires that compensation be disclosure for the last two completed fiscal years. Please revise your disclosure accordingly. We note that the initial Form 8-K was filed after the 2010 fiscal year had ended. Therefore, the 2010 fiscal year should be included in the table. The footnote disclosure should also be revised, as per our prior comment.

7. We note the significant reduction in the amount paid in management fees over the prior disclosure. Please advise us as to the reason for this change in the disclosure and how you arrived at these amounts.

Security Ownership of Certain Beneficial Owners and Management, page 30

8. We note the shares held by shareholders other than Messrs. Varon and Rotondo. Please provide clear disclosure in footnotes for those shareholders whose shares are covered by the voting agreement.

Form 10-K for Fiscal Year End December 31, 2010

General

9. Please amend your Form 10-K to comply with the comments issued above for the Form 8-K, as applicable.

Business, page 4

> 10. Please reconcile the table on page eight with the table on page 24.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 23
Critical Accounting Policies and Estimates, page 25

> 11. You disclose that revenue is recognized based upon established billing rates and is further adjusted by the allowance for contractual adjustments. We note that gross revenue is significantly higher than net revenue and the reason is attributable to contractual adjustments. Please tell us and revise to disclose the reasons why you are not collecting what you are contractually obligated to receive.

> 12. Provide to us a reconciliation of the allowance for contractual adjustments for 2009 and 2010 that presents the beginning and ending balances, the provision for contractual adjustments and all other items that increased or decreased the allowance.

> 13. We note your discussion of the practices of the Medicare and Medicaid programs yet government programs represent less than 10% of your revenue. We note that private insurers account for approximately 80% of your revenue yet there is no discussion of this aspect of your business, your collection history and experiences. Revise to discuss your practices and experience with respect to the billing and collection from private insurers. Indicate whether, and the extent to which, you collect what has been billed to private insurers, and if not, explain why this is so and also explain what your alternatives are, e.g., billing the insured, and whether you have been successful with these practices. Explain how these practices are reflected in the financial statements. Revise the revenue recognition policy note on page 37 as well to the extent applicable.

> 14. We note the final determination on page 25 that resulted in a reduction in revenues. Please clarify whether this was due to an audit and, if so, whether the audit has been completed.

Results of Operations, page 27

> 15. Revise to disclose in the discussion of revenue the amounts of gross revenue for 2010 and 2009.

> 16. We note the removal of the disclosure that included in the management fees are the payments under the bariatric program sponsorship agreement to Vital. Please clarify whether there is any relationship, direct or indirect, between Vital and your company, its officers, directors, shareholders and/or affiliates.

Notes to Consolidated Financial Statements, page 36
Note 3, Accounts Receivable, page 39

17. Revise to disclose the gross balance of accounts receivable and the balance of the allowance for contractual adjustments as of December 31, 2009 and 2010.

Directors, Executive Officers and Corporate Governance, page 49

18. The disclosure regarding certain legal proceedings on page 50 should cover the last ten years, as required by Item 401(f) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director